
HINDALCO
ADITYA BIRLA GROUP

Ref: AJJ:PVK:586:2003

Date: 25th August, 2003


03029798

The Stock Exchan
Phiroze Jeejeebhoy
Dalal Street
MUMBAI - 400 001

Kind Attn:- Shri Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, i.e. Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2003.

Please take the same on your record and acknowledge.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited



ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

Encl:- as above

cc.to:- The Secretary - Alongwith a copy of the above.
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI - 400 051.
Tel. No. 6598100/6598235/36
Fax No. 6598237/38



cc.to:- The Secretary - Alongwith a Copy of the above.
The Calcutta Stock Exchange Association Limited
7, Lyons Range
KOLKATA - 700 001.
Fax No. (033) 2202514/2214664

cc.to:- The Secretary - do -
Madras Stock Exchange Ltd.,
Exchange Building
11, Second Line Beach
CHENNAI - 600 001.
Fax No. (044) 5244897

cc.to:- The Secretary - do -
The Delhi Stock Exchange Association Limited
West Plaza, Indira Gandhi Stadium
Indraprastha Estate
NEW DELHI - 110 002.
Fax No. 011 3292181

cc.to:-**Mr. Bonnie A. Schurnan** - do -
The Corporation Trust Company
1209 Orange Street,
Wilmington
Delaware – 19801
U. S.

cc.to:- **Mr. Daniel Schammo** - do -
Banque Internationale A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL. NO. 00 352 4590-1

cc.to:- Securities and Exchange Commission - do -
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
Attn:- International Corporate Finance

cc.to:- Mr. Anil Malik, Mumbai – for information.

SINGHI & CO.
CHARTERED ACCOUNTANTS

REVIEW REPORT

The Board of Directors,
M/s. HINDALCO Industries Ltd.,
Century Bhavan, 3rd Floor,
Dr. Annie Besant Road, Worli
Mumbai – 400 025

We have reviewed the accompanying statement of unaudited Financial Results of **HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th June, 2003. This financial statement is the responsibility of the Company's management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statements of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies have not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For SINGHI & CO.

RAJIV SINGHI
Partner
Chartered Accountants

1B, Old Post Office Street,
Kolkata.
Dated: the 31th day of July ,2003.

1B, OLD POST OFFICE STREET ● KOLKATA-700 001 ● PHONE : 2248-4577/7530/4573 ● FAX : 2220 7148
Web Site : www.singhico.com ● E-Mail : kolkata@singhico.com ● BRANCHES : NEW DELHI ● MUMBAI ● CHENNAI ● GUWAHATI



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan" 3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2003

(Rupees in Million)

	Particulars	Quarter ended 30/06/2003 (Unaudited)	Quarter ended 30/06/2002 (Unaudited)	Previous Accounting Year ended 31/03/2003 (Audited)
1	**Net Sales**	11,555	11,979	49,755
2	**Other Income**	799	441	2,329
3	**Total Expenditure**	8,323	8,506	37,614
	(a). (Increase)/Decrease in Stock in Trade	(485)	(822)	(237)
	(b). Consumption of Raw Materials	5,208	5,992	23,280
	(c). Staff Cost	585	523	2,228
	(d). Manufacturing Expenses	2,354	2,103	9,125
	(e). Other Expenditure	661	710	3,218
4	**Interest & Finance Charges**	451	351	1,201
5	**Gross Profit**	3,580	3,563	13,269
6	**Depreciation**	717	633	2,642
7	**Profit before Tax & Extraordinary Items**	2,863	2,930	10,627
8	**Extraordinary Items**	-	-	1,633
9	**Profit before Tax**	2,863	2,930	8,994
10	**Provision for Tax**	933	962	3,173
	(a). Provision for Current Tax	488	703	2,520
	(b). Provision for Deferred Tax	445	259	653
11	**Net Profit**	1,930	1,968	5,821
12	**Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)**	925	737	925
13	**Reserves**			60,986
14	**Basic & Diluted EPS (Rs.)**	21	19	63
15	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	69,940,264	56,745,609	69,941,682
	(b). Percentage of shareholding	75.63%	76.99%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2003 (Unaudited)	Quarter ended 30/06/2002 (Unaudited)	Previous Accounting Year ended 31/03/2003 (Audited)
1. Segment Revenue			
(a). Aluminium Business	6,644	5,860	23,740
(b). Copper Business	4,911	6,119	26,015
	11,555	11,979	49,755
Less: Inter Segment Revenue	-	-	-
Net Sales/Income from operations	11,555	11,979	49,755
2. Segment Results (Profit/Loss before Tax and Interest from each Segment)			
(a). Aluminium Business	2,028	1,881	6,605
(b). Copper Business	646	1,032	3,840
	2,674	2,913	10,445
Less: Interest & Finance Charges	(451)	(351)	(1,201)
	2,223	2,562	9,244
Add: Other un-allocable Income net off un-allocable expenses	640	368	1,383
Profit before Tax & Extraordinary Items	2,863	2,930	10,627
3. Capital Employed (Segment assets-Segment liabilities)			
(a). Aluminium Business	38,436	33,264	38,502
(b). Copper Business	26,613	22,511	24,014
	65,049	55,775	62,516

Notes:

1. Under Brownfield expansion programme, the Company has commissioned 10th Power Generating Unit of 80 MW with Boiler and Aluminium smelting capacity stands enhanced to 345,000 MTPA
2. All facilities for Company's brownfield expansion at Copper Division for enhancing smelting capacity from 150,000 MTPA to 250,000 MTPA have been installed.
3. In June 2003 the Company has raised foreign currency loan of Rs. 230 Crores for five years at a floating rate linked to LIBOR.
4. Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.04.2003	Received	Resolved	Pending as on 30.06.2003
2	4	4	2

5. Corresponding figures of first quarter of financial year 2002-03 have been restated for giving effect of amalgamation of remaining business (after demerger of fertilizer business at Jagdishpur) of Indo Gulf Corporation Limited with the Company w.e.f. 1st April, 2002. However, paid-up Equity Share Capital, EPS and non-promoter shareholding numbers have not been changed.
6. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Thursday, 31st July, 2003.
7. The quarterly results for the period ended 30th June, 2003 have been reviewed by the Auditors.

By and on behalf of the Board

A.K. Agarwala
Whole-time Director

Place: Mumbai
Dated: 31st July, 2003